Exhibit 99.9

CONSENT OF QUALIFIED PERSON

Golden Star Resources Ltd.
United States Securities and Exchange Commission

Re: Golden Star Resources Ltd.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a “qualified person” in connection with the following documents, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2015 (the “Form 40-F”) of Golden Star Resources Ltd. (the “Company”) to which this consent relates: (A) the Company’s Annual Information Form for the year ended December 31, 2015, (B) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015 and (C) the technical report entitled “NI 43-101 Technical Report on a Feasibility Study of the Prestea underground gold project in Ghana" effective date November 3, 2015 and filed on January 22, 2016, (ii) the inclusion or incorporation by reference of information derived from such documents in the Registration Statements on Forms S-8 (Nos. 333-175542, 333-169047, 333-118958, 333-105821 and 333-105820), as amended, and Registration Statement No. 333-196906 on Form F-10, as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to the undersigned included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto.

/s/ Martin Raffield
Martin Raffield
Senior Vice President, Technical Services

March 28, 2016